Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES YEAR END FINANCIAL RESULTS

September 28, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) has announced its financial results for the year ended June 30, 2011. All amounts in this news release are in Canadian dollars. The operating results were prepared in accordance with Canadian generally accepted accounting principles and include a reconciliation to United States Generally Accepted Accounting Principles pursuant to Item 18 of Form 20-F. Kimber’s audited consolidated financial statements, management’s discussion & analysis and annual report on Form 20-F for the year ended June 30, 2011 are now available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.com.

Kimber’s net loss for the fiscal year ended June 30, 2011 was $2,973,798 or $0.04 per common share, compared with a net loss of $4,126,614 or $0.06 loss per share for the year ended June 30, 2010. The principal reasons for the higher net loss in the previous year were write downs of previously capitalized costs for the Pericones and Setago grass roots exploration properties, based on exploration results from these properties and Kimber’s decision to prioritize the exploration and development of the advanced, high grade Monterde gold-silver project.

Kimber’s net assets increased by $9.4 million during the year ended June 30, 2011, mainly from cash received through shares being sold. In addition, expenditures related mainly to exploration and technical advancement at Monterde were capitalized as unproven mineral right interests.

“During the year ended June 30, 2011 Kimber strengthened its cash position and has made significant advancements in its flagship asset, the Monterde project,” said Gordon Cummings, President & CEO of Kimber. “ Kimber initiated a significant drill program in January 2011, which is progressing well and has yielded a significant number of high grade gold-silver intercepts at levels deeper than previous drilling. In addition an updated Preliminary Economic Assessment (“PEA”) for Monterde was prepared independently by Micon International and various consultants in accordance with the reporting requirements of National Instrument 43-101, the results of which were reported on June 8, 2011 (with the final report filed on SEDAR on July 25, 2011).” Kimber ended the year with cash of $8.4 million, an increase of $3.8 million over the year prior. Funds were further enhanced by an $8 million financing closed in July 2011, subsequent to the year end. “We look forward to the prospect of continuing the advancement of the Monterde project towards a production decision and the exploration in and around the principal gold-silver deposits that comprise the Monterde project with the objective of increasing the existing mineral resources,” Said Mr. Cummings.

Selected annual information

The following information is for the fiscal years ended June 30, 2011 and 2010:

	Year ended June 30
(All amounts in C$)	2011	2010
Results of operations
Net loss	$(2,973,798)	$(4,126,614)
Net loss per share – basic and diluted	$(0.04)	$(0.06)

Net cash used in operations	$(2,223,930)	$(2,107,517)
Net cash used in investing activities	(5,644,326)	(3,097,620)
Net cash provided by financing activities	$11,709,192	$6,310,054

Financial position
Current assets	$9,607,731	$5,046,917
Unproven mineral right interests	48,839,128	42,647,361
Total assets	58,995,943	48,192,238
Current liabilities	1,915,016	541,627
Total liabilities	1,915,016	541,627
Shareholder’s equity	57,080,927	47,650,611

Working capital	$7,692,715	$4,505,290

The net losses for Kimber in the fiscal years ended June 30, 2011 and 2010 include non-cash charges for stock-option compensation of $694,922 in 2011 and $551,106 in 2010.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the preliminary economic assessment for Monterde represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the the preliminary assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA

President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred resources to measured and indicated resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen deposit and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project . When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and mineral resource estimates, risks relating to fluctuations in the price of gold and silver, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as filed on September 27, 2011. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.